SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ISOTIS S.A.

(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon, 1004, Lausanne Switzerland

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒          Form 40-F   ☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐          No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 20, 2005

ISOTIS S.A.

By	/s/ ROBERT J. MOROCCO

Name:	Robert J. Morocco
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: IsoTis Reports Q1 2005 Results – Sales Growth 22%, QOQ, 18% YOY

IsoTis Reports Q1 2005 Results

Sales Growth 22% Quarter-On-Quarter, 18% Year-On-Year

LAUSANNE, Switzerland and IRVINE, California, May 18 /PRNewswire-FirstCall/ -- IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today reported its results for the first quarter ended March 31, 2005. Product sales were US$7.8 million for the first quarter of 2005, representing an 18% increase over product sales of US$6.6 million in the first quarter of 2004, and a 22% increase over product sales of US$6.4 million in the fourth quarter of 2004.

Orthobiologics Sales Analysis

Product sales for the US domestic market in the first quarter 2005 grew 19% to US$6.3 million compared to US$5.3 million in the same quarter of 2004. Product sales for the international market grew 25% to US$1.5 million for the quarter ended March 31, 2005, as compared to US$1.2 million for the same quarter of 2004.

Sales of the Company’s Accell(R) technology continue to grow in the domestic market, and sales by the international distribution network turned in a very strong performance. In the domestic market the new Accell Total Bone Matrix product line introduced in the fourth quarter, 2004, continues to gain market acceptance. Accell Total Bone Matrix(TM) (TBM) is the first and only pre-formed bone graft solution comprised of 100% DBM. Combined with bone marrow aspirate, Accell Total Bone Matrix(TM) creates the ideal composite graft with all three essential bone forming elements - osteogenicity, osteoinductivity and osteoconductivity, for promoting bone growth. Accell Total Bone Matrix(TM) was launched in October 2004, and is the third product in the Company’s unique Accell(R) technology product line, next to Accell(R) DBM100 and Accell Connexus(TM).

Results Comparison

The loss from operations for the quarter ended March 31, 2005 was US$2.3 million, compared to an operational loss of US$5.2 million for the same period of 2004. Due to foreign exchange gains, the company recorded net income for the quarter ended March 31, 2005, of US$0.9 million, against a net loss of US$3.2 million for the same quarter of 2004. At March 31, 2005 the Company had cash plus restricted cash exceeding US$27 million.

Outlook 2005

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics commented, “The first quarter results give us the confidence to reiterate our revenue growth objective of around 20% for the full year. As expected the operational result of the first quarter of 2005 still reflects the heavy investment in sales and marketing and certain restructuring expenses that were initiated in 2004 and completed in Q1.”

IsoTis has filed its Form 20-F on May 13, 2005, with the United States Securities and Exchange Commission and the Canadian Securities Commissions. The Form 20-F constitutes the Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004, and is available on the corporate website, on www.edgar.com and on www.sedar.com.

Conference Call

The Company will conduct a conference call at 4:30 p.m. CET (10:30 a.m. EDT; 7:30 a.m. PDT), today. Access the audiocast via the IsoTis website at www.isotis.com. To participate in the conference call, dial: +41-91-610-5609 (Europe); +44-207-107-0613 (UK); +1-866-865-5144 (toll free dial in US/Canada); password: IsoTis. Digital playback is available for 24 hours after the conference starting at 6 p.m. until May 19 6 p.m., dial: +41-91-612-4330 (Europe); +44-207-108-6233 (UK); +1-866-416-2558 (US/Canada); Conference ID: 099#. An audio stream of the conference call will also be available on IsoTis’ website through June 30, 2005.

IsoTis OrthoBiologics has a product portfolio with several highly innovative and proprietary natural and synthetic bone graft substitutes on the market and several others in development, orthobiology sales of US$25.5 million in 2004, an established North American independent distribution network, and a rapidly expanding international presence. The company’s main operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

IsoTis S.A.
Consolidated Balance Sheets-Unaudited (In US $)

	March 31, 2005	December 31, 2004

Assets
Current assets:
Cash and cash equivalents	$20,517,895	$25,539,603
Restricted cash	3,594,067	3,030,402
Trade receivables, net	5,446,604	4,414,341
Inventories	8,798,065	9,295,435
Unbilled receivables	394,072	435,116
Value added tax receivable	242,841	137,122
Prepaid expenses and other current assets	1,107,966	2,297,876
Total current assets	40,101,510	45,149,895
Non-current assets:
Restricted cash	3,652,386	4,605,623
Property, plant and equipment, net	3,032,995	3,270,707
Goodwill	16,383,069	16,383,069
Intangible assets, net	16,190,802	16,236,065
Total non-current assets	39,259,252	40,495,464
Total assets	$79,360,762	$85,645,359
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	2,907,186	3,571,784
Accrued liabilities	7,178,208	8,468,782
Deferred revenue	36,452	62,042
Current portion of capital lease obligations	22,239	39,877
Current portion of interest-bearing loans and borrowings	4,320,170	6,796,899
Total current liabilities	14,464,255	18,939,384
Non-current liabilities:
Interest-bearing loans and borrowings	2,810,778	3,067,722
Total non-current liabilities	2,810,778	3,067,722
Total shareholders’ equity	62,085,729	63,638,253
Total liabilities and shareholders’ equity	$79,360,762	$85,645,359

IsoTis S.A.
Consolidated Statements of Operations-Unaudited (In US $)

	Three months ended March 31

	2005	2004

Revenues
Product sales	$7,807,218	$6,590,615
Government grants		25,095
Total revenues	7,807,218	6,615,710
Operating expenses
Costs of sales	2,934,013	2,816,541
Research and development	1,115,731	2,832,242
Marketing and selling	2,999,044	2,835,201
General and administrative	3,026,384	3,367,539
Total operating expenses	10,075,172	11,851,523
Loss from operations	(2,267,954)	(5,235,813)
Interest income	129,573	144,073
Interest expense and other	(51,713)	(79,396)
Foreign exchange gain	3,138,941	1,973,969
Net income (loss) before taxes	948,847	(3,197,167)
Provision for income taxes	—	—
Net income (loss)	$948,847	$(3,197,167)
Basic and diluted net income (loss) per share	$0.01	$(0.05)
Weighted average common shares outstanding	70,113,269	69,578,753

IsoTis S.A.
Consolidated Statements of Cash Flows-Unaudited (In US $)

Three months ended March 31, 2005

Cash flows from operating activities
Net loss from continuing operations	$948,847
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	260,288
Gain of sale of assets	1,513
Stock-based compensation expense	294,745
Change in operating assets and liabilities:
Inventories	443,585
Trade receivables	(951,348)
Other current assets	346,840
Deferred revenue	(23,090)
Trade and other payables	(980,663)
Restructuring provision	(592,609)
Net cash flows used in operating activities	(251,892)
Cash flows from investing activities
Purchase of property, plant and equipment	(262,367)
Change in restricted cash	248,153
Proceeds from sale of property, plant and equipment and assets	726,581
Net cash flows provided by investing activities	712,367
Cash flow from financing activities
Proceeds from issuance of common shares	210,735
Repayments of interest-bearing loans and borrowings	(2,527,304)
Net cash flows used in financing activities	(2,316,569)
Loss on cash held in foreign currency	(3,165,613)
Net decrease in cash and cash equivalents	(5,021,707)
Cash and cash equivalents at the beginning of the year	25,539,602
Cash and cash equivalents at the end of the year	$20,517,895

SOURCE  IsoTis OrthoBiologics
            -0-                                                  05/18/2005
             /CONTACT:  Hans Herklots, Director IR, Tel: +41-21-620-6011, E-mail: hans.herklots@isotis.com. Rob Morocco, CFO, +1-949-855-7158, robert.morocco@isotis.com/